

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

John Gellert
Chief Executive Officer
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360

      Re: SEACOR Marine Holdings Inc.
          Registration Statement on Form S-3
          Filed June 15, 2018
          File No. 333-225686

Dear Mr. Gellert:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note you are registering the resale of common stock underlying 2,907,500 Conversion Warrants. However, the common stock underlying the Conversion Warrants does not appear to be "outstanding" within the meaning of General Instruction I.B.3 to Form S-3. Please revise your registration statement accordingly or provide us with a detailed analysis explaining how the common stock underlying the Conversion Warrants is outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc:	Brett Nadritch, Esq.